Registration No. 333-98733
Filed Pursuant to Rule 424(b)(3)

Cintas Corporation No. 2

Offers to Exchange

5 1/8% Senior Notes due 2007
For Any and All Outstanding
5 1/8% Senior Notes due 2007

and

6% Senior Notes due 2012
For Any and All Outstanding
6% Senior Notes due 2012

Payment of Principal, Premium, if any, and Interest Unconditionally Guaranteed,
Jointly and Severally, by Cintas Corporation and Certain Subsidiaries of
Cintas Corporation

        We are offering to exchange up to $225,000,000 in aggregate principal amounts of each of our 5 1/8% Senior Notes due June 1, 2007 and our 6% Senior Notes due June 1, 2012. The terms of the new notes are identical in all material respects to the terms of the old notes, except that, in each case, the new notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

        To exchange your old notes for new notes:

·	you are required to make the representations described on page 5 to us.

·	you must complete and send the letter of transmittal that accompanies this prospectus to the exchange agent, Wachovia Bank, National Association, by 5:00 p.m., New York time on October 21, 2002.

·	you should read the section called “The Exchange Offer” for further information on how to exchange your old notes for new notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes to be issued in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

September 18, 2002

        We are offering to exchange old notes for new notes only in places where offers and sales are permitted.

        You should not assume that the information contained or incorporated by reference into this prospectus is accurate as of any date other than the date of the prospectus or document incorporated by reference, as the case may be.

TABLE OF CONTENTS

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Material United States Federal Income Tax

        In this prospectus:

·	"we," "us," "our" and "Cintas No. 2" refer to Cintas Corporation No. 2, the issuer of the notes;

·	“Cintas” refers to Cintas Corporation and its consolidated subsidiaries, including us, except where the context otherwise requires;

·	“subsidiary guarantors” refers to each of Cintas’ directly and indirectly wholly-owned subsidiaries, excluding us, which has been organized under the laws of any jurisdiction within the United States and which has executed a guarantee with respect to the notes, subject to the release provisions described under “Description of Notes—Guarantees”; and

·	"guarantors" refers to Cintas and the subsidiary guarantors, as guarantors of the notes.

        Cintas Corporation is a Washington corporation, and Cintas No. 2 is a Nevada corporation. We are an indirect wholly-owned subsidiary of Cintas Corporation. Cintas Corporation’s principal executive offices are located at 6800 Cintas Boulevard, P.O. Box 625737, Cincinnati, Ohio 45262-5737, and its telephone number at that address is (513) 459-1200. Cintas’ website is located at www.cintas.com. The information on Cintas’ website is not part of this prospectus.

FORWARD-LOOKING STATEMENTS

        The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements. This prospectus and the information incorporated by reference contain forward-looking statements that reflect the current views of Cintas as to future events and financial performance with respect to Cintas’ operations. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in this prospectus. Factors that might cause such a difference include the possibility of greater than anticipated operating costs, lower sales volumes, the performance and costs of integration of acquisitions, including, without limitation, the recent acquisitions of Omni Services, Inc., and certain assets of Angelica Corporation, fluctuations in costs of materials and labor, the outcome of pending environmental matters, the initiation or outcome of litigation, higher assumed sourcing or distribution costs of products and the reactions of competitors in terms of price and service. Forward-looking statements speak only as of the date made. Cintas undertakes no obligation to update publicly any forward-looking statements to reflect the events or circumstances arising after the date on which they are made.

WHERE YOU CAN FIND MORE INFORMATION

        Neither Cintas No. 2 nor any of the subsidiary guarantors are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and we do not expect that Cintas No. 2 nor any of the subsidiary guarantors will be filing reports with the Securities and Exchange Commission, which we refer to as the SEC.

        Cintas files annual, quarterly and special reports, proxy statements, and other documents with the SEC under the Exchange Act. Cintas’ SEC filings are available to the public at the SEC’s website at  http://www.sec.gov. You may also read and copy any document Cintas files at the SEC public reference room:

Judiciary Plaza, Room 1024
450 Fifth Street, N.W.
Washington, D.C. 20549

        You may obtain information regarding the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

INCORPORATION BY REFERENCE

        The SEC allows Cintas to “incorporate by reference” information in documents that Cintas files with it. We have elected to use a similar procedure in connection with this prospectus, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information that Cintas files later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference into this prospectus:

·	Cintas' Annual Report on Form 10-K for the year ended May 31, 2002;

·	Cintas' Forms 8-K dated May 13, 2002 and August 26, 2002; and

·	any future filings Cintas makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of the notes is completed.

        You may request copies of these filings (other than exhibits) at no cost, by writing or calling us at 6800 Cintas Boulevard, P.O. Box 625737, Cincinnati, Ohio 45262-5737, Attention: William C. Gale, Vice President-Finance and Chief Financial Officer, telephone: (513) 459-1200.

        This prospectus incorporates important business and financial information about Cintas that is not included in or delivered with this prospectus. We will provide you, without charge upon your request, a copy of any documents that we incorporate by reference, other than exhibits to those documents that are not specifically incorporated by reference into those documents. You may request a copy of a document by writing to or calling Mr. Gale at the address and telephone listed above. To ensure timely delivery, you must request the information no later than five business days before the expiration of the exchange offer. Therefore, you must make any request on or before October 11, 2002.

PROSPECTUS SUMMARY

        This is a summary that highlights information contained or incorporated by reference into this prospectus and is therefore not complete and does not contain all the information you should consider before investing in the notes. You should read the following summary together with the more detailed information included in or incorporated by reference into this prospectus, including the consolidated financial statements of Cintas and the accompanying notes.

CINTAS AND CINTAS NO. 2

        With over $2.2 billion in sales and approximately 27,000 employees, Cintas is North America’s leading provider of corporate identity uniforms. Formed in 1968, Cintas has expanded beyond uniform rentals and now provides other related business services such as uniform sales, entrance mats, hygiene products, cleanroom services and first aid and safety supplies. Cintas’ customers include businesses of all sizes ranging from small proprietary shops to large national companies employing thousands of people.

        At May 31, 2002, Cintas’ client base included 510,000 companies in the United States and Canada, through an extensive distribution network consisting of 273 uniform rental operations, 36 first aid business centers, 10 cleanroom operations, 15 garment manufacturing plants and seven uniform distribution centers. Cintas’ route-delivered services are available in 302 of the 326 largest markets in the United States and Canada, which enables Cintas to reach approximately 93 percent of that population.

        Cintas classifies its businesses into two operating segments: Rentals and Other Services. The Rentals operating segment designs and manufactures corporate identity uniforms which it rents, along with other ancillary items, including entrance mats and hygiene products such as hand soap, air fresheners and paper towels, to its customers. The Other Services operating segment involves the design, manufacture and sale of uniforms to its customers as well as the sale of first aid and safety products and services and cleanroom supplies.

        Cintas No. 2 is the principal operating subsidiary of Cintas Corporation. The revenues and assets of Cintas No. 2 comprise approximately 70% of Cintas' total revenues and total assets.

THE EXCHANGE OFFER

Notes Offered.................

We are offering to exchange up to $225,000,000 of our 5 1/8 Senior Notes due June 1, 2007 and $225,000,000 of our 6% Senior Notes due June 1, 2012. The terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the old notes do not apply to the new notes.

The Exchange Offer............

We are offering to issue the new notes in exchange for a like principal amount of your old notes. We are offering to issue the new notes to satisfy our obligations contained in the registration rights agreement entered into when the old notes were sold in transactions permitted by Rule 144A under the Securities Act and therefore not registered with the SEC. For procedures for tendering, see "The Exchange Offer."

Tenders, Expiration Date, Withdrawal..............

The exchange offer will expire at 5:00 p.m. New York City time on October 21, 2002 unless it is extended. If you decide to exchange your old notes for new notes, you must acknowledge that you are not engaging in, and do not intend to engage in, a distribution of the new notes. If you decide to tender your old notes in the exchange offer, you may withdraw them at any time prior to October 21, 2002. If we decide for any reason not to accept any old notes for exchange, your old notes will be returned to you without expense to you promptly after the exchange offer expires.

Conditions of the Exchange Offer................

The exchange offer is subject to the following conditions, which we may waive:

  the exchange offer, or the making of any exchange by a holder of old notes, will not violate any applicable law or interpretation by the staff of the SEC; and

  no action may be pending or threatened in any court or before any governmental agency with respect to the exchange offer that may impair our ability to proceed with the exchange offer.

Federal Income Tax Consequences..................

Your exchange of old notes for new notes in the exchange offer will not result in any income, gain or loss to you for Federal income tax purposes. See "Material United States Federal Income Tax Consequences of the Exchange Offer."

Use of Proceeds...............	We will not receive any proceeds from the issuance of the new notes in the exchange offer.

Exchange Agent................	Wachovia Bank, National Association is the exchange agent for the exchange offer.

Failure to Tender Your Old Notes................

If you fail to tender your old notes in the exchange offer, you will not have any further rights under the registration rights agreement. Because the old notes are not registered under the Securities Act of 1933, the old notes and the new notes will not be interchangeable. Consequently, if you fail to tender your old notes in the exchange offer, you will not be able to trade your old notes with the new notes we issue. If most of the old notes are tendered in the exchange offer, holders of notes that have not been exchanged will likely have little trading liquidity.

        You will be able to resell the new notes without registering them with the SEC if you meet the requirements described below:

        Based on interpretations by the SEC’s staff in no-action letters issued to third parties, we believe that new notes issued in exchange for old notes in the exchange offer may be offered for resale, resold or otherwise transferred by you without registering the new notes under the Securities Act or delivering a prospectus, unless you are a broker-dealer receiving notes for your own account, so long as:

·	you are not one of our "affiliates", which is defined in Rule 405 of the Securities Act;

·	you acquire the new notes in the ordinary course of your business;

·	you do not have any arrangement or understanding with any person to participate in the distribution of the new notes; and

·	you are not engaged in, and do not intend to engage in, a distribution of the new notes.

        If you are an affiliate of Cintas Corporation, or you are engaged in, intend to engage in or have any arrangement or understanding with respect to, the distribution of new notes acquired in the exchange offer, you should not rely on our interpretations of the position of the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        If you are a broker-dealer and receive new notes for your own account in the exchange offer:

·	you must represent that you do not have any arrangement with us or any of our affiliates to distribute the new notes;

·	you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes you receive from us in the exchange offer; the letter of transmittal states that by so acknowledging and by delivering a prospectus, you will not be deemed to admit that you are an “underwriter” within the meaning of the Securities Act; and

·	you may use this prospectus, as it may be amended or supplemented from time to time, in connection with the resale of new notes received in exchange for old notes acquired by you as a result of market-making or other trading activities.

        For a period of 90 days after the expiration of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any resale described above.

NEW NOTES

        The terms of the new notes and the old notes are identical in all material respects, except that the new notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to the old notes do not apply to the new notes. For purposes of this section, “notes” refers to both the old notes and the new notes.

        The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section of this document entitled “Description of Notes.”

Issuer.........................	Cintas Corporation No. 2.

Guarantors.....................	Cintas Corporation and the subsidiary guarantors.

Notes Offered..................	$225,000,000 aggregate principal amount of 5 1/8% Senior Notes due 2007, and $225,000,000 aggregate principal amount of 6% Senior Notes due 2012. We refer to the 5 1/8% notes and the 6% notes collectively as the "notes."

Maturity Date..................	The 5 1/8% notes will mature on June 1, 2007, and the 6% notes will mature on June 1, 2012.

Interest Payment Dates.........	Each June 1 and December 1, commencing December 1, 2002.

Optional Redemption............	The notes will be redeemable, at our option, at any time in whole or in part, at a redemption price equal to the greater of (i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted, on a semi-annual basis, at the treasury rate plus 15 basis points, in the case of the 5 1/8% notes, and 20 basis points, in the case of the 6% notes, plus, in each case, accrued interest to the date of redemption.

Ranking........................	The notes will be unsecured and unsubordinated debt of ours and will rank equally with all other existing and future unsecured and unsubordinated debt of ours. The notes will effectively rank junior to any secured debt of us, Cintas Corporation or any of the subsidiary guarantors to the extent of the assets securing such debt and to all debt and other liabilities of any subsidiary of Cintas Corporation other than the subsidiary guarantors. The guarantees are unsecured and unsubordinated joint and several obligations of Cintas Corporation and each subsidiary guarantor and will rank equally with all other unsecured and unsubordinated obligations of each such guarantor.

Absence of Market for the Notes..................
The new notes are a new issue of securities with no established trading market. We currently have no intention to apply to list the new notes on any securities exchange or to seek their admission to trading on any automated quotation system. Accordingly, we cannot provide any assurance as to the development or liquidity of any market for the new notes. See "Plan of Distribution."

Certain Covenants..............	We will issue the new notes under an indenture with the trustee and the guarantors. The indenture will, among other things, limit our ability and the ability of Cintas Corporation and its other subsidiaries, to:

  incur certain liens;

  engage in sale-leaseback transactions; and

  in the case of us, Cintas Corporation and each Significant Subsidiary Guarantor (as defined below), merge or consolidate or sell all or substantially all of our or their assets.

These covenants are subject to important exceptions and qualifications which are described under “Description of Notes.”

USE OF PROCEEDS

        We will not receive any proceeds from the issuance of the new notes in the exchange offer.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the ratios of earnings to fixed charges for Cintas for the periods indicated.

                                                   Year Ended May 31,
                                       ------------------------------------
                                        2002    2001    2000   1999   1998
                                       ------ ------- ------- ------ ------

Ratio of earnings to fixed charges.....  22.5   16.8    14.6   10.4  10.0

        The above ratios are computed on a total enterprise basis including Cintas’ consolidated subsidiaries. Earnings consist of income from continuing operations before income taxes, adjusted to exclude fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and capitalized interest.

CAPITALIZATION

        The following table sets forth consolidated capitalization of Cintas as of May 31, 2002, and should be read in conjunction with Cintas’ consolidated financial statements incorporated by reference into this prospectus, including Note 15 to such consolidated financial statements, which sets forth consolidating information with respect to Cintas Corporation, Cintas No. 2, the subsidiary guarantors and the other subsidiaries of Cintas Corporation.

                                                                   As of May 31,
                                                                       2002
                                                                  --------------
                                                                  (in thousands)
Short-term debt:
  Long-term debt due within one year ...............................   $ 18,369
                                                                       --------
Total short-term debt ..............................................     18,369
Long-term debt:
  5 1/8% Senior Notes due 2007 and
    6% Senior Notes due 2012 .......................................    450,000
  Other long-term debt, less current portion:
     Secured and unsecured term notes due
       through 2003 at an average
       rate of 9.98% ...............................................      3,000
     Unsecured term notes due through 2026
       at an average rate of 5.59% .................................     31,565
     Unsecured notes (including commercial
       paper) due through 2009 at
       an average rate of 2.44% ....................................    204,383
     Industrial development revenue bonds due
       through 2026 at an average
       rate of 3.24% ...............................................     10,384
     Other .........................................................      3,918
                                                                       --------
Total long-term debt, less current portion .........................    703,250
                                                                       --------
Total debt .........................................................    721,619
Shareholders' equity:
  Preferred stock...................................................         --
  Common stock......................................................     66,508
  Retained earnings.................................................  1,365,136
  Other accumulated comprehensive loss..............................     (7,885)
                                                                     -----------
Total shareholders' equity..........................................  1,423,759
                                                                     -----------
Total capitalization................................................ $2,145,378
                                                                     ==========

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data set forth below is derived from the audited consolidated financial statements of Cintas for the fiscal years ended May 31, 2002, 2001, 2000, 1999 and 1998. The following selected consolidated financial data should be read in conjunction with the more detailed information contained in the consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus.

Cintas Corporation
Consolidated Condensed Statements of Income
(In thousands)

                                             Year Ended May 31,
                          -----------------------------------------------------
                             2002      2001       2000       1999       1998
                          --------- ---------- ---------- ---------- ----------
Revenue:
  Rentals .............. $1,753,368 $1,610,606 $1,424,892 $1,297,248 $1,090,577
  Other services .......    517,684    454,320    386,368    550,094    477,099
                          2,271,052  2,160,700  1,901,991  1,751,568  1,476,945
Costs and expenses
(income):
  Cost of rentals ......    953,352    896,539    807,301    745,142    631,474
  Cost of other
    services ...........    360,330    367,894    315,138    305,657    260,246
  Selling and admini-
    strative expenses...    579,408    528,354    455,794    419,487    360,254
  Acquisition-related
    expenses ...........      1,061        709        834     12,088     17,116
  Special charge .......         --         --         --     28,429         --
  Environmental charge .         --         --         --      5,000         --
  Interest income ......     (5,636     (4,369)    (4,742)    (4,671)    (4,825)
  Interest expense .....     10,952     16,442     15,824
                                                              15,119     15,907
                          1,899,467  1,804,246  1,590,232  1,527,574  1,280,089
Income before income
  taxes ................    371,585    356,454    311,759    223,994    196,856
Income taxes ...........    137,334     85,055     63,202
                                                             134,003    118,372
Net income ............. $  234,251 $  222,451 $  193,387 $  138,939 $  133,654
Pro forma net
  income(1) ............ $  234,251 $  222,451 $  193,387 $  138,939 $  128,704

(1)	In April 1998, Cintas acquired Uniforms to You, a direct sales uniform provider. Results for 1998 were adjusted on a pro forma basis to reflect the true tax impact of Uniforms To You as if it had been reported as a C corporation prior to the merger with Cintas.

Note:	In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 142 (SFAS No. 142), Goodwill and Other Intangible Assets. SFAS No. 142 establishes accounting and reporting standards for intangible assets and goodwill. It requires that goodwill no longer be amortized to earnings, but instead be reviewed periodically for impairment. We adopted this pronouncement as of the beginning of our fiscal year 2002. Had the new pronouncement been adopted at the beginning of fiscal year 1998, goodwill amortization, after tax, of $3,328, $2,362, $2,191, and $1,934 would not have been recorded in fiscal years 2001, 2000, 1999 and 1998, respectively.

Cintas Corporation
Consolidated Condensed Balance Sheets
(In thousands except ratios)

                                                             As of May 31,
                                -------------------------------------------------------------------
                                   2002           2001           2000          1999          1998
                                -----------    -----------    -----------    -----------    -------
Assets
Current assets:
  Cash and cash equivalents ... $   40,628    $   73,724    $   52,182    $   15,803    $   13,423
  Marketable securities .......     44,458        36,505        57,640        72,315        88,154
  Accounts receivable, net ....    283,234       244,450       225,735       202,079       185,938
  Inventories .................    193,821       214,349       164,906       137,983       129,655
  Uniforms and other
    rental items in service ...    280,936       242,172       213,770       200,154       181,415
  Prepaid expenses
                                    10,173         8,470         7,237         6,151         5,524
                                ----------    ----------    ----------    ----------    ----------
Total current assets ..........    778,402       702,132       642,507       573,087       488,971
Property and equipment,
  at cost, net ................    853,250       819,670       721,470       634,485       604,109
Goodwill ......................    678,598       123,753       120,487       104,548       108,457
Other assets
                                   208,984       106,669        96,878        95,698       103,863
                                ----------    ----------    ----------    ----------    ----------
                                $2,519,234    $1,752,224    $1,581,342    $1,407,818    $1,305,400
                                ==========    ==========    ==========    ==========    ==========

Liabilities and
Shareholders' Equity
Current liabilities:
  Accounts payable ............ $   60,393    $   42,495    $   50,976    $   46,783    $   54,275
  Accrued compensation
    and related liabilities ...     29,004        35,140        28,140        25,521        21,470
  Accrued liabilities .........    143,496        94,960        90,058        83,209        70,908
  Deferred income taxes .......     61,372        57,703        49,614        40,214        43,745
  Long-term debt due
    within one year ...........     18,369        20,605        16,604        16,370        11,741
                                ----------    ----------    ----------    ----------    ----------
Total current liabilities .....    312,634       250,903       235,392       212,097       202,139
Long-term debt due
  after one year...............    703,250       220,940       254,378       283,581       307,633
Deferred income taxes .........     79,591        49,066        48,696        40,717        38,833
                                ----------    ----------    ----------    ----------    ----------
Total liabilities .............  1,095,475       520,909       538,466       536,395       548,605
Shareholders' equity:
  Preferred stock .............       --            --            --            --            --
  Common stock ................     66,508        62,409        54,738        49,974        47,062
  Retained earnings ...........  1,365,136     1,174,330       992,450       825,268       712,249
  Other accumulated
    comprehensive loss ........     (7,885)       (5,424)       (4,312)       (3,819)       (2,516)
                                ----------    ----------    ----------    ----------    ----------
Total shareholders' equity       1,423,759     1,231,315     1,042,876       871,423       756,795
                                ----------    ----------    ----------    ----------    ----------
                                $2,519,234    $1,752,224    $1,581,342    $1,407,818    $1,305,400
                                ==========    ==========    ==========    ==========    ==========
Ratio:
Total debt to total
capitalization(1)..............       33.6%         16.4%         20.6%         25.6%         29.7%

(1)	Total debt to total capitalization is calculated by dividing total short- and long-term debt by total shareholders’ equity and total short- and long-term debt.

Notes:

          •   Results prior to March 24, 1999, have been restated to include Unitog Company.

DESCRIPTION OF NOTES

        The old notes were issued, and the new notes will be issued, under an indenture dated as of May 28, 2002, among Cintas Corporation, the subsidiary guarantors, us and Wachovia Bank, National Association, as trustee. The terms of the notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

        This Description of Notes is intended to be a useful overview of the material provisions of the notes and the indenture. Since this Description of Notes is only a summary, you should refer to the indenture for a complete description of our obligations and your rights.

        The terms of the new notes are identical in all material respects to the terms of the old notes, except that the transfer restrictions and registration rights relating to the old notes do not apply to the new notes. If we do not complete the exchange offer by November 24, 2002, holders of old notes that have complied with their obligations under the registration rights agreement will be entitled to additional interest in an amount equal to a rate of 0.25% per year on the notes until the consummation of the exchange offer. For purposes of this section, “notes” refers to both the old notes and the new notes.

General

The Notes

         The notes:

·	will be initially limited to an aggregate principal amount of $225,000,000, in the case of the 5 1/8% notes, and $225,000,000, in the case of the 6% notes;

·	the 5 1/8% notes will mature on June 1, 2007 and the 6% notes will mature on June 1, 2012, unless we exercise our option to redeem the notes prior to their stated maturity;

·	will be issued in denominations of $1,000 and integral multiples of $1,000;

·	will be represented by one or more registered notes in global form, but in certain circumstances may be represented by notes in definitive form. See "Book-Entry Settlement and Clearance"; and

·	will be unconditionally guaranteed, jointly and severally, as to payment of principal, premium, if any, and interest by Cintas Corporation and the subsidiary guarantors.

Interest

        Interest on the notes will:

·	accrue at the rate of 5 1/8% per annum on the 5 1/8% notes and at the rate of 6% per annum on the 6% notes;

·	accrue from May 28, 2002;

·	be payable semi-annually in arrears on June 1 and December 1 of each year (each an interest payment date), commencing December 1, 2002;

·	be payable to the holders of record on the May 15 and November 15 (in each case whether or not a business day) immediately preceding the related interest payment date; and

·	be computed on the basis of a 360-day year comprised of twelve 30-day months.

Payment and Transfer

        Payment of principal of, and interest and premium, if any, on, any notes represented by one or more permanent global notes in definitive, fully registered form will be made to Cede & Co., the nominee for The Depository Trust Company (“DTC”), as the registered owner of the global notes by wire transfer of immediately available funds as described in “Book-Entry Settlement and Clearance.”

        Holders of certificated notes must surrender the notes to the paying agent to collect principal and interest payments at maturity. Principal, premium, if any, and interest on certificated notes will be payable at the office of the paying agent maintained for such purpose or, at our option, payment of principal, premium, if any, and interest may be made by check mailed to a holder’s registered address.

        If any interest payment date, redemption date or maturity date would otherwise be a day that is not a business day, the related payment of principal, premium, if any, and interest will be made on the next succeeding business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next succeeding business day. As used in this prospectus, the term “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

        The notes may be presented for registration of transfer or exchange at the office of the registrar for the notes or at any other office or agency maintained by us or the registrar for such purpose. Initially, the trustee will act as registrar for the Notes. No service charge will be made for any registration of transfer or exchange of notes, but we may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. We are not required to transfer or exchange any note selected for redemption or for a period of 15 days before a selection of notes to be redeemed.

        The registered holder of a note will be treated as the owner of it for all purposes.

Optional Redemption

        The notes may be redeemed, at our option, in whole or in part, at any time at a redemption price equal to the greater of:

·	100% of the principal amount of the notes to be redeemed; and

·	the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30 day months) at the applicable Treasury Rate plus 15 basis points, in the case of the 5 1/8% notes, and 20 basis points, in the case of the 6% notes, plus, in each case, accrued interest to the date of redemption.

        For purposes of determining the optional redemption price, the following definitions are applicable:

         "Treasury Rate" means, with respect to any redemption date for the notes,

·	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date of the notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issuer will be determined and the Treasury Rate shall be interpolated or extrapolated from those yields on a straight line basis, rounding to the nearest month); or

·	if the release referred to in the previous bullet (or any successor release) is not published during the week preceding the calculation date or does not contain the yields referred to above, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

        The Treasury Rate will be calculated on the third business day preceding the redemption date.

        “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining terms of the notes.

        “Comparable Treasury Price” means, with respect to any redemption date:

·	the average of the Reference Treasury Dealer Quotations obtained by the trustee for such redemption date, after excluding the highest and lowest of four such Reference Treasury Dealer Quotations, or

·	if the trustee is unable to obtain at least four such Reference Treasury Dealer Quotations, the average of all Reference Treasury Dealer Quotations obtained by the trustee.

        “Independent Investment Banker” means Banc One Capital Markets, Inc., or, if such firm is unwilling or unable to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee and reasonably acceptable to us.

        “Reference Treasury Dealer” means Banc One Capital Markets, Inc., (and its successors) and three other primary U.S. government securities dealers in New York City selected by the Independent Investment Banker (each, a “Primary Treasury Dealer”); provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, we shall substitute therefor another Primary Treasury Dealer.

        “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for the notes, an average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue for the notes (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

        On or after the redemption date, interest will cease to accrue on the notes or any portion thereof called for redemption (unless we default in the payment of the redemption price and accrued interest). Holders of notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the notes are to be redeemed, the trustee will select the particular notes or portions thereof for redemption from the outstanding notes not previously called, pro rata or by lot or in such other manner as the trustee deems fair and appropriate.

        Except as set forth above, the notes will not be redeemable by us prior to maturity and will not be entitled to the benefit of any sinking fund.

Further Issuances

        We may from time to time, without the consent of existing holders, create and issue further notes of either series, and such newly issued notes shall have the same interest rate, maturity and other terms as the notes of the applicable series. Additional notes issued in this manner will be consolidated with and will form a single series with the previously outstanding notes of such series.

Ranking

        The notes will be unsecured and unsubordinated debt of ours and will rank equally with all other existing and future unsecured and unsubordinated debt of ours. The notes will effectively rank junior to any secured debt of ours, Cintas Corporation or any of the subsidiary guarantors to the extent of the assets securing such debt and to all debt and other liabilities of any subsidiary of Cintas Corporation other than the subsidiary guarantors. The guarantees are unsecured and unsubordinated joint and several obligations of Cintas Corporation and each subsidiary guarantor and will rank equally with all other unsecured and unsubordinated obligations of Cintas Corporation and each such guarantor.

        At May 31, 2002, Cintas Corporation, Cintas No. 2, subsidiary guarantors and other subsidiaries had $0, $16.6 million, $1.2 million and $0, respectively, of secured debt. See also Note 15 to the consolidated financial statements of Cintas incorporated by reference into this prospectus.

Guarantees

        Cintas Corporation and the subsidiary guarantors fully and unconditionally guarantee, jointly and severally, on a senior unsecured basis, to each holder and the trustee, the full and prompt performance of our obligations under the indenture and the notes, including the payment of principal of and premium, if any, and interest on the notes. The subsidiary guarantors consist of all of the direct and indirect wholly-owned subsidiaries of Cintas Corporation (other than us) organized in any jurisdiction in the United States, which we refer to as domestic subsidiaries, subject to release as described below.

        Each subsidiary guarantee will be limited to an amount not to exceed the maximum amount that may be guaranteed by the applicable subsidiary guarantor without rendering that guarantee, as it relates to that subsidiary guarantor, voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

        We and Cintas Corporation have agreed in the indenture to cause (i) any future domestic Significant Subsidiary, at the time it becomes a direct or indirect wholly-owned subsidiary of Cintas Corporation, and (ii) any present or future subsidiary of Cintas Corporation, that is not otherwise a subsidiary guarantor of the notes, that becomes a guarantor under any of the Credit Agreements, in each case, to become a subsidiary guarantor under the indenture with respect to the notes of each series.

        Upon the sale or disposition (by merger or otherwise) of any subsidiary guarantor by Cintas Corporation or by any subsidiary of Cintas Corporation to any person that is not an affiliate of Cintas Corporation, such subsidiary guarantor will automatically be released from all obligations under its guarantee; provided that such release shall occur if and only to the extent that all obligations of such subsidiary guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure indebtedness of us, Cintas Corporation or any subsidiary of Cintas Corporation shall also terminate upon such sale or disposition. In addition, at any time, upon our request and without the consent of the holders of the notes, any subsidiary guarantor (other than a Significant Subsidiary) may be released from all obligations under its guarantee provided that such release shall occur if and only to the extent that all obligations of such subsidiary guarantor under all of its guarantees of the indebtedness of us, Cintas Corporation or any other subsidiary of Cintas Corporation shall also terminate at the time of such release. If, upon the sale of all or substantially all of the assets of a subsidiary guarantor, or otherwise, such subsidiary guarantor is no longer a Significant Subsidiary, the guarantee of such subsidiary guarantor may be released subject to the conditions set forth in the immediately preceding sentence.

        At the date of this prospectus, Cintas Corporation No. 3, a direct subsidiary of Cintas Corporation and our direct parent company, is the only Significant Subsidiary Guarantor. The other subsidiary guarantors, singly or in the aggregate, currently do not constitute a Significant Subsidiary.

Certain Covenants

        Except as set forth herein, neither we, Cintas Corporation or any other subsidiary of Cintas Corporation will be restricted by the indenture from incurring any type of indebtedness or other obligation, from selling all or substantially all of the assets of a subsidiary, from paying dividends or making distributions on our or their capital stock or purchasing or redeeming our or their capital stock. In addition, the indenture will not contain any provisions that would require us, Cintas Corporation, or any other subsidiary of Cintas Corporation to repurchase or redeem or otherwise modify the terms of any of the notes upon a change in control or other events involving us, Cintas Corporation, or any other subsidiary of Cintas Corporation which may adversely affect the creditworthiness of the notes.

Limitations on Liens

        The indenture will provide that we and the guarantors will not, and will not permit any Subsidiary to, create, assume, incur or suffer to exist any Lien other than Permitted Liens, the exempted Liens and sale-leaseback transactions described below upon any Principal Property or upon any shares of Capital Stock or Debt of any Subsidiary owning or leasing any Principal Property, whether owned or leased on the date of the indenture or thereafter acquired, to secure any Debt incurred or guaranteed by us, the guarantors or any Subsidiary (other than the notes), without in any such case making effective provision whereby all of the notes outstanding (together with, if we so determine, any other Debt or guarantee thereof by us or the guarantors ranking equally with the notes) shall be secured equally and ratably with, or prior to, such Debt so long as such Debt shall be so secured.

Restriction on Sale-Leasebacks

        The indenture will provide that, except as described below under “Exempted Liens and Sale–Leaseback Transactions”, we and the guarantors will not, and will not permit any Subsidiary to, engage in the sale or transfer by us, the guarantors or any Subsidiary of any Principal Property to a person (other than Cintas Corporation or a Subsidiary) and the taking back by Cintas or any Subsidiary, as the case may be, of a lease of such Principal Property, unless:

(1) such sale-leaseback transaction involves a lease for a period, including renewals, of not more than three years; or

(2) we, the guarantors or such Subsidiary, within a one–year period after such sale–leaseback transaction, applies or causes to be applied an amount not less than the net proceeds from such sale–leaseback transaction to the prepayment, repayment, redemption, reduction or retirement (other than pursuant to any mandatory sinking fund, redemption or prepayment provision) of Funded Debt.

Exempted Liens and Sale-Leaseback Transactions

        Notwithstanding the foregoing restrictions on Liens and sale-leaseback transactions, the indenture will provide that we and the guarantors may, and may permit any Subsidiary to, create, assume, incur, or suffer to exist any Lien other than a Permitted Lien upon any Principal Property or upon any shares of Capital Stock or Debt of any Subsidiary owning or leasing any Principal Property to secure Debt incurred or guaranteed by Cintas Corporation or any Subsidiary (other than the notes) or effect any sale–leaseback transaction of a Principal Property that is not excepted by clauses (1) or (2), of the first paragraph under “Restriction On Sale–Leasebacks,” above without equally and ratably securing the notes provided that, after giving effect thereto, the aggregate principal amount of outstanding Debt (other than the notes) secured by Liens other than Permitted Liens upon Principal Property and/or upon such shares of Capital Stock or Debt plus the Attributable Debt from sale-leaseback transactions of Principal Property not so excepted, do not exceed 15% of Consolidated Net Worth.

Reporting Requirements

        Cintas Corporation and, to the extent then required by Rule 144A, we and the subsidiary guarantors, will agree in the indenture that, in order to render the notes eligible for resale pursuant to Rule 144A, while any of such notes remain outstanding and “restricted securities” (within the meaning of Rule 144(a)(3) under the Securities Act), Cintas Corporation and, to the extent then required by Rule 144A, we and the subsidiary guarantors, will make available, upon request, to any holder or owner or prospective purchaser of the notes, the information specified in Rule 144A(d)(4) with respect to Cintas Corporation and its subsidiaries and, to the extent then required by Rule 144A, with respect to us and our subsidiaries, unless such information is furnished to the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

Certain Definitions

        Certain terms used in this section are defined in the indenture as follows:

        “364-Day Credit Agreement” means the Amended and Restated 364-Day Credit Agreement dated as of April 30, 2002 among Cintas No. 2, a borrower, Cintas Corporation, as parent guarantor, the lenders from time to time party thereto and Bank One, NA, as agent.

        “Attributable Debt,” means, as to any particular lease at any date as of which the amount thereof is to be determined, the total net amount of rent (discounted from the respective due dates thereof at the rate per annum set forth or implicit in the terms of such lease, compounded semiannually) required to be paid by the lessee under such lease during the remaining term thereof. The net amount of rent required to be paid under any such lease for any such period shall be the total scheduled amount of the rent payable by the lessee with respect to such period, but may exclude amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the amount determined assuming termination upon the first date such lease may be terminated (in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated).

        “Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) in the equity interests of such Person, including without limitation, (i) with respect to a corporation, common stock, preferred stock and any other capital stock, (ii) with respect to a partnership, partnership interests (whether general or limited), and (iii) with respect to a limited liability company, limited liability company interests.

        “Consolidated Net Worth” means at any time the consolidated stockholders’ equity of Cintas and its Subsidiaries calculated on a consolidated basis as of such time.

        “Credit Agreement” or “Credit Agreements” means (i) the 364-Day Credit Agreement and the Three-Year Credit Agreement and (ii) any future credit facility or lending arrangement for indebtedness of us or Cintas Corporation between us and/or Cintas Corporation and one or more third party lenders.

        “Debt” means indebtedness for borrowed money.

        “Funded Debt” means Debt having a maturity of more than 12 months from the date as of which the amount thereof is to be determined or having a maturity of less than 12 months but by its terms being renewable or extendible beyond 12 months from such date at the option of the obligor.

        “GAAP” means generally accepted accounting principles in the United States of America.

        “Lien” means and includes any mortgage, pledge, lien, security interest, conditional sale or other title retention agreement or other similar encumbrance.

        “Permitted Liens” means:

        (1)    Liens for taxes, assessments or governmental charges or levies on property if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings and for which adequate reserves shall have been set aside in accordance with GAAP.

        (2)    Liens imposed by law, such as landlord’s, carriers’, warehousemen’s and mechanics’ liens and other similar liens arising in the ordinary course of business that secure payment of obligations not more than 60 days past due or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been set aside in accordance with GAAP.

        (3)    Liens arising out of pledges or deposits under worker’s compensation laws, unemployment insurance, old age pensions, or other social security or retirement benefits, or similar legislation (other than Liens in favor of the Pension Benefit Guaranty Corporation) or good faith deposits in connection with bids, tenders, contracts (other than for the payment of debt) or leases or subleases to which we, Cintas Corporation or any other subsidiary of Cintas Corporation is a party, or deposits to secure public or statutory obligations of us, Cintas Corporation or any other subsidiary of Cintas Corporation or deposits of cash or United States government bonds to secure surety or appeal bonds to which we, Cintas Corporation or any other subsidiary of Cintas Corporation is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business.

        (4)    Utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character and that do not in any material way affect the marketability of the same or interfere with the use thereof in the business of Cintas Corporation or its subsidiaries.

        (5)    Liens existing on the date hereof, provided that no increase in the principal amount secured thereby is permitted.

        (6)    Liens on property or assets of any Person existing at the time such Person becomes a subsidiary or is merged with or into or consolidated with us, Cintas Corporation or any other subsidiary of Cintas Corporation, or at the time of a sale, lease or other disposition of the properties of a Person as an entirety or substantially as an entirety to us, Cintas Corporation or any other subsidiary of Cintas Corporation or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such Person becoming a Subsidiary and not in contemplation of any such merger or consolidation or any such sale, lease or other disposition; provided that such Liens shall not extend to our property or assets or any other property or assets of Cintas Corporation or any other subsidiary of Cintas Corporation.

        (7)    Liens on our property or assets or any other property or assets of Cintas Corporation or any other subsidiary of Cintas Corporation existing at the time of acquisition thereof (including acquisitions through merger or consolidation); provided that such Liens were in existence prior to and were not created in contemplation of such acquisition and shall not extend to our property or assets or any other property or assets of Cintas Corporation or any other subsidiary of Cintas Corporation.

        (8)    Any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Lien referred to in the foregoing clauses; provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured prior to such extension, renewal or replacement and that such extension, renewal or replacement Lien shall be limited to all or a part of the assets that secured the Lien so extended, renewed or replaced (plus improvements and construction on such real property).

        “Person” means any individual, corporation, partnership, association, joint venture, trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

        “Principal Property” means, whether owned or leased on the date of the indenture or thereafter acquired, each manufacturing or processing plant or facility of ours, any guarantor of any of their respective subsidiaries located in the United States of America.

        “Significant Subsidiary” means at any date of determination, any Subsidiary of Cintas Corporation that, together with its Subsidiaries, (i) for Cintas’ most recent fiscal quarter, accounted for more than 15% of the consolidated revenues of Cintas or (ii) as of the end of such fiscal quarter, was the owner of more than 25% of the consolidated assets of Cintas.

        “Significant Subsidiary Guarantor” means any subsidiary guarantor that is a Significant Subsidiary.

        “Subsidiary” means any corporation, limited liability company or other business entity of which more than 50% of the total voting power of the equity interests entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof or any partnership of which more than 50% of the partnership interests (considering all general and limited partnership interests as a single class) is, in each case, at the time owned or controlled, directly or indirectly, by Cintas Corporation, one or more of the Subsidiaries of Cintas Corporation, or combination thereof.

        “Three-Year Credit Agreement” means the Three-Year Credit Agreement dated as of January 31, 2002 among Cintas No. 2, as borrower, Cintas Corporation, as parent guarantor, the lenders from time to time party thereto and Bank One, NA, as agent, as amended by First Amendment to Three-Year Credit Agreement dated as of April 30, 2002 among Cintas No. 2, as Borrower, Cintas Corporation, as parent guarantor, the lenders from time to time party thereto and Bank One, NA, as agent.

Merger, Consolidation or Sale of Assets

        The indenture will provide that Cintas Corporation may not, and will not permit any Subsidiary, including us, to consolidate with or merge with or into, or sell, lease, convey all or substantially all of its assets to, another Person unless:

        (1)    in the case of Cintas Corporation or Cintas No. 2, the resulting, surviving or transferee Person is either Cintas Corporation, or, as the case may be, Cintas No. 2, or is a corporation organized under the laws of the United States, any state or the District of Columbia and assumes by supplemental indenture all of Cintas Corporation’s or our obligations, as the case may be, under the indenture and the guarantee or the notes, as the case may be;

        (2)    in the case of a Significant Subsidiary Guarantor, the resulting, surviving or transferee Person is Cintas Corporation, Cintas No. 2 or another subsidiary guarantor, or, subject to satisfaction of the conditions to release described under “Guarantees” above, any other Person;

        (3)    in the case of a Subsidiary other than a Significant Subsidiary Guarantor, in any such transaction involving Cintas Corporation, Cintas No. 2 or a subsidiary guarantor, Cintas Corporation, Cintas No. 2 or the subsidiary guarantor, as the case may be, is the resulting surviving or transferee Person;

        (4)    immediately after giving effect to the transaction no Event of Default or event that with notice or lapse of time or both would be an Event of Default has occurred and is continuing;

        (5)    the guarantees shall remain in full force and effect (subject to release in accordance with the conditions described under “Guarantees” above); and

        (6)    an officers’ certificate and legal opinion covering these conditions shall be delivered to the trustee.

        The successor will be substituted, if applicable, for the applicable party to the indenture with the same effect as if it had been an original party to the indenture. Thereafter, the successor may exercise the rights and powers of such party under the indenture.

Events of Default

        Each of the following will be an Event of Default under the indenture with respect to the notes of each series:

        (1)    default in any payment of interest or additional interest (as required by the exchange and registration rights agreement) on any note of such series when due, continued for 30 days;

        (2)    default in the payment of principal of or premium, if any, on any note of such series when due at its stated maturity, upon optional redemption, upon declaration or otherwise;

        (3)    failure by us or any guarantor to comply for 60 days after notice with the other agreements contained in the indenture or the notes;

        (4)    there occurs with respect to any issue or issues of Debt of Cintas Corporation or any of its Subsidiaries, including us (including an Event of Default under any other series of securities), having an outstanding principal amount of $25,000,000 or more in the aggregate for all such issues of all such Persons, whether such Debt exists on the date of the indenture or is thereafter created, (a) an event of default that has caused the holder thereof to declare such Debt to be due and payable prior to its stated maturity and such Debt has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (b) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

        (5)    any guarantee in respect of the notes by Cintas Corporation or a Significant Subsidiary Guarantor shall for any reason cease to be, or be asserted in writing by any guarantor thereof or us not to be, in full force and effect, and enforceable in accordance with its terms (other than by reason of the termination of the indenture or the release of any such guarantee in accordance with the terms of the indenture), provided, however, that if we or any guarantor asserts in writing that any such guarantee is not in full force and effect and enforceable in accordance with its terms, such assertion shall not constitute an Event of Default for purposes of this paragraph if (i) such written assertion is accompanied by an opinion of counsel to the effect that, as a matter of law, the defect or defects rendering such guarantee unenforceable can be remedied within 10 days of the date of such assertion, (ii) we or such guarantor delivers an officers’ certificate to the effect that we or such guarantor represents that such defect or defects shall be so remedied within such 10-day period, and (iii) such defect or defects are in fact so remedied within such 10-day period; provided, that any reduction in the maximum amount of any such guarantee as a result of fraudulent conveyance or similar law shall not be deemed an Event of Default; and

        (6)    certain events of bankruptcy, insolvency or reorganization of us, Cintas Corporation or any Significant Subsidiary Guarantor.

However, a default under clause (3) of this paragraph will not constitute an Event of Default until the trustee or the holders of 25% in principal amount of the outstanding notes of such series notify us and the guarantors, by registered or certified mail, of the default and such default is not cured within the time specified in clause (3) of this paragraph after receipt of such notice.

        If an Event of Default (other than an Event of Default described in clause (6) above) occurs and is continuing, the trustee by notice to us or the holders of at least 25% in principal amount of the outstanding notes of such series by written notice to us and the trustee, may, and the trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the notes of such series to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest will be due and payable immediately. If an Event of Default described in clause (6) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest on all the notes of such series will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders. The holders of a majority in aggregate principal amount of the outstanding notes of such series may waive all past defaults (except with respect to nonpayment of principal, premium or interest and certain other defaults which require the consent of each noteholder affected) and rescind any such acceleration with respect to the notes and its consequences if rescission would not conflict with any judgment or decree of a court of competent jurisdiction and all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes of such series that have become due solely by such declaration of acceleration, have been cured or waived.

        Subject to the provisions of the indenture relating to the duties of the trustee, if an Event of Default occurs and is continuing with respect to a series of notes, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the indenture or the notes unless:

·	such holder has previously given the trustee notice that an Event of Default is continuing;

·	holders of not less than 25% in principal amount of the outstanding notes of such series have requested the trustee in writing to pursue the remedy;

·	such holders have offered the trustee reasonable security or indemnity against any cost, liability or expense;

·	the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

·	the holders of a majority in principal amount of the outstanding notes of such series have not given the trustee a direction that, in the opinion of the trustee, is inconsistent with such written request within such 60-day period.

        Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes of such series are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability. Prior to taking any action under the indenture, the trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

        The holders of any note, however, will have an absolute right to receive payment of the principal of, and premium, if any, and interest on, such note as expressed therein and to institute suit for the enforcement of such payment.

        The indenture provides that if a default occurs and is continuing with respect to a series of notes and is known to the trustee, the trustee must mail to each holder of notes of such series notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of, premium, if any, or interest on any note, the trustee may withhold notice if the trustee determines that withholding notice is in the interests of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any default that occurred during the previous year.

Modification, Amendments and Waivers

        Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in principal amount of the debt securities of a series (including the notes) then outstanding under the indenture (including consents obtained in connection with a tender offer or exchange offer for the notes). However, without the consent of each holder of an outstanding note affected, no amendment may, among other things:

·	reduce the amount of notes whose holders must consent to an amendment;

·	reduce the stated rate of or extend the stated time for payment of interest on any note;

·	reduce the principal of or change the stated maturity of any note;

·	reduce the amount payable upon the redemption of any note or change the time at which any note may be redeemed;

·	make any note payable in money other than that stated in the note;

·	modify or effect in any manner adverse to holders the terms and conditions of the obligations of the guarantors in respect of the due and punctual payment of principal of, or premium, if any, or interest on the notes;

·	impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s notes; or

·	make any change in the amendment provisions that require each holder’s consent or in the waiver provisions.

        The holders of a majority in aggregate principal amount of the outstanding notes of each series, on behalf of all holders of notes of such series, may waive compliance by the guarantors or us with certain restrictive provisions of the indenture. Subject to certain rights of the trustee as provided in the indenture, the holders of a majority in aggregate principal amount of the notes of each series, on behalf of all holders of such series, may waive any past default under the indenture (including any such waiver obtained in connection with a tender offer or exchange offer for the notes), except a default in the payment of principal, premium or interest or a default in respect of a provision that under the indenture that cannot be modified or amended without the consent of the holder of each note that is affected.

        Without the consent of any holder, the trustee and we may amend the indenture to among other things:

·	cure any ambiguity, omission, defect or inconsistency or to make any other provisions with respect to matters or questions arising under the indenture that will not adversely affect the interests of the holders of any notes in any material respect;

·	provide for the assumption by a successor of our or a guarantor's obligations under the indenture;

·	provide for a successor trustee with respect to the notes of each series;

·	add additional guarantees with respect to the notes;

·	add any additional Events of Default;

·	secure the notes;

·	add to the covenants of the guarantors or us for the benefit of the holders or surrender any right or power conferred upon the guarantors or us;

·	make any change that does not adversely affect the rights of any holder; or

·	comply with any requirement of the Securities and Exchange Commission in connection with the qualification of the indenture under the Trust Indenture Act.

        The consent of the holders is not necessary under the indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect therein, will not impair or affect the validity of the amendment.

        Each series of notes, together with the related new notes, will constitute a single series of senior debt securities under the indenture. If the exchange offer is consummated, holders of notes who do not exchange their notes for new notes of the respective series will vote together with holders of the new notes of such series for all relevant purposes under the indenture. In that regard, the indenture requires that certain actions by the holders of each series thereunder (including acceleration following an Event of Default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding securities of the related series. In determining whether holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the indenture, any notes of each series which remain outstanding after the exchange offer will be aggregated with the new notes of such series and the holders of such notes and the related new notes will vote together as a single class for all such purposes. Accordingly, all references in this section to specified percentages in aggregate principal amount of the outstanding notes mean, at any time after the exchange offer is consummated, such percentages in aggregate principal amount of the notes of such series and the related new notes then outstanding.

Discharge, Defeasance and Covenant Defeasance

        We may discharge certain obligations to holders of the notes of each series that have not already been delivered to the trustee for cancellation and that either have become due and payable or will be come due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee, in trust, funds in an amount sufficient to pay the entire indebtedness of the notes of such series in respect of principal and interest to the date of such deposit (if such notes have become due and payable) or to the stated maturity or redemption date, as the case may be.

        The indenture provides that we may elect either (i) to defease and discharge ourselves and the guarantors from any and all obligations with respect to the notes of each series (except for the obligations to register the transfer or exchange of the notes, to replace temporary or mutilated, destroyed, lost or stolen notes, to maintain an office or agency in respect of the notes and to hold moneys for payment in trust) (“defeasance”) or (ii) to release ourselves and the guarantors from the obligations with respect to the notes of such series under the provisions of the indenture described under “Certain Covenants—Limitations on Liens” and “—Restriction on Sale-Leaseback,” and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to the notes of the applicable series (“covenant defeasance”), in either case upon the irrevocable deposit by us or the guarantors with the trustee, in trust, of cash or Government Obligations (as defined below), or both, which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of and premium, if any, and interest on the notes on the schedule due dates thereof.

        Such a trust may only be established if, among other things, we have delivered to the trustee a legal opinion to the effect that the holders of the notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such legal opinion, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax laws occurring after the date of the issuance of the notes.

        “Government Obligations” means securities which are (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of an entity controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

Concerning the Trustee

        Wachovia Bank, National Association (“Wachovia”) is the trustee under the indenture, and we have also appointed Wachovia as registrar and paying agent with regard to the notes. Wachovia is an affiliate of one of the initial purchasers of the old notes and is a lender under certain of our credit facilities.

Governing Law

        The indenture provides that it, the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry Settlement Procedures and Form

The Global Notes

        The notes will be issued in the form of one or more registered notes in global form, without interest coupons (the “global notes”).

        Upon issuance, each of the global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC. Upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants; and ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC (“DTC participants”), including Euroclear and Clearstream, or persons who hold interests through DTC participants.

DTC has advised us that it is:

·	a limited purpose trust company organized under the laws of the State of New York;

·	a ‘banking organization” within the meaning of the New York State Banking Law;

·	a member of the Federal Reserve System;

·	a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended; and

·	a “clearing agency” registered under Section 17A of the Exchange Act.

        DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the initial purchasers of the old notes; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

        We expect that pursuant to procedures established by DTC, upon the deposit of the global notes with DTC, DTC will credit on its book entry registration and transfer system the principal amount of notes represented by such global notes to the accounts of participants. Ownership of beneficial interests in the Global Notes will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global notes will be shown on and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the global note other than participants). All interests in a global note deposited with DTC are subject to the procedures and requirements of DTC.

        So long as DTC’s nominee is the registered holder of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

·	will not be entitled to have notes represented by the global note registered in their names;

·	will not receive or be entitled to receive physical, certificated notes; and

·	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

        As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

        Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we, the guarantors nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

        Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC. Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

        DTC has agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, DTC is not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither the guarantors, the trustee nor we will have any responsibility for the performance by DTC or its participants or indirect participants of their obligations under the rules and procedures governing their operations.

        We expect that DTC (or its nominee), upon receipt of any payment of principal of, premium, if any, or interest on the global notes will credit the accounts of their relevant participants or account holders, as applicable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of the applicable global note as shown on the records of DTC (or its nominee). We also expect that payments by participants or indirect participants or account holders, as applicable, to owners of beneficial interests in the global notes held through such participants or indirect participants or account holders will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants or account holders, as applicable. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global notes for any note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or indirect participants, or the relationship between such participants or indirect participants, and the owners of beneficial interests in the global notes owning through such participants.

        All amounts payable under the notes will be payable in U.S. dollars, except as may otherwise be agreed between any applicable securities clearing system and any holders. Payments will be subject in all cases to any fiscal or other laws and regulations (including any regulations of any applicable securities clearing system) applicable thereto. None of the trustee, us, a guarantor or any of their respective agents shall be liable to any holder of a Global Note or other person for any commissions, costs, losses or expenses in relation to or resulting from any currency conversion or rounding effected in connection therewith. Investors may be subject to foreign exchange risks that may have important economic and tax consequences to them.

Certificated Notes

        Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

·	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

·	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days;

·	we, at our option, notify the trustee that we elect to cause the issuance of certificated notes; or

·	an event of default as provided in the indenture with respect to the notes should occur and be continuing.

THE EXCHANGE OFFER

        In a registration rights agreement among Cintas Corporation, Cintas No. 2, the subsidiary guarantors and the initial purchasers of the old notes, we agreed:

        (1)    to file a registration statement on or prior to August 26, 2002 with respect to an offer to exchange the old notes for a new issue of notes, with terms substantially the same as of the old notes but registered under the Securities Act;

        (2)    to use our best efforts to cause the registration statement to be declared effective by the SEC on or prior to October 25, 2002; and

        (3)    use our best efforts to consummate the exchange offer and issue the new notes by November 24, 2002.

        The registration rights agreement provides that, if we fail to consummate the exchange offer by November 24, 2002, we will be required to pay additional interest on the old notes over and above the regular interest on the notes. Once we complete this exchange offer, we will no longer be required to pay additional interest on the old notes.

        The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or acceptance of the exchange offer would violate the securities or blue sky laws of that jurisdiction.

Terms of the Exchange Offer; Period for Tendering Old Notes

        This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, we will accept for exchange old notes that are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

·	When you tender to us old notes as provided below, our acceptance of the old notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

·	For each $1,000 principal amount of old notes surrendered to us in the exchange offer, we will give you $1,000 principal amount of new notes.

·	We will keep the exchange offer open for not less than 20 business days, or longer if required by applicable law, after the date that we first mail notice of the exchange offer to the holders of the old notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of old notes at their addresses listed in the trustee’s security register with respect to the old notes.

·	The exchange offer expires at 5:00 p.m., New York City time, on October 21, 2002; provided, however, that we, in our sole discretion, may extend the period of time for which the exchange offer is open. The term “expiration date” means October 21, 2002 or, if extended by us, the latest time and date to which the exchange offer is extended.

·	As of the date of this prospectus, $450,000,000 in aggregate principal amount of old notes were outstanding. The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered.

·	Our obligation to accept old notes for exchange in the exchange offer is subject to the conditions that we describe in the section called “Conditions to the Exchange Offer” below.

·	We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any old notes, by giving oral or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

·	We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under “Conditions to the Exchange Offer” are not satisfied.

·	We will give oral or written notice of any extension, amendment, termination or non-acceptance described above to holders of the old notes as promptly as practicable. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service.

·	Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer.

·	Old notes that are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture but will not be entitled to any further registration rights under the registration rights agreement.

·	We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

·	By executing, or otherwise becoming bound by, the letter of transmittal, you will be making the representations described below to us. See “--Resales of the New Securities.

Important Rules Concerning The Exchange Offer

         You should note that:

·	All questions as to the validity, form, eligibility, time of receipt and acceptance of old notes tendered for exchange will be determined by us in our sole discretion, which determination shall be final and binding.

·	We reserve the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful.

·	We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. Unless we agree to waive any defect or irregularity in connection with the tender of old notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.

·	Our interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date shall be final and binding on all parties.

·	None of Cintas No. 2, Cintas Corporation, the subsidiary guarantors, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor shall any of them incur any liability for failure to give any notification.

Procedures for Tendering Old Notes

What to submit and how

        If you, as the registered holder of old notes, wish to tender your old notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal to Wachovia Bank, National Association at the address set forth below under “Exchange Agent” on or prior to the expiration date.

        In addition,

        (1)    certificates for old notes must be received by the exchange agent along with the letter of transmittal, or

        (2)    a timely confirmation of a book-entry transfer of old notes, if such procedure is available, into the exchange agent’s account at DTC using the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date or

        (3)    you must comply with the guaranteed delivery procedures described below.

        The method of delivery of old notes, letters of transmittal and notices of guaranteed delivery is at your election and risk. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or old notes should be sent to us.

How to sign your letter of transmittal and other documents

        Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes being surrendered for exchange are tendered

        (1)    by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal or

         (2)    for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Exchange Agent, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Exchange Agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

        If the letter of transmittal or any old notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of its authority to so act must be submitted.

Acceptance of Old Notes for Exchange; Delivery of New Notes

        Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See “Conditions to the Exchange Offer” below. For purposes of the exchange offer, our giving of oral or written notice of our acceptance to the exchange agent will be considered our acceptance of the exchange offer.

        In all cases, we will issue new notes in exchange for old notes that are accepted for exchange only after timely receipt by the exchange agent of:

·	certificates for old notes, or

·	a timely book-entry confirmation of transfer of old notes into the exchange agent’s account at DTC using the book-entry transfer procedures described below, and

·	a properly completed and duly executed letter of transmittal.

        If we do not accept any tendered old notes for any reason included in the terms and conditions of the exchange offer or if you submit certificates representing old notes in a greater principal amount than you wish to exchange, we will return any unaccepted or non-exchanged old notes without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC using the book-entry transfer procedures described below, non-exchanged old notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

        The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of old notes by causing DTC to transfer old notes into the exchange agent’s account in accordance with DTC’s Automated Tender Offer Program procedures for transfer. However, the exchange for the old notes so tendered will only be made after timely confirmation of book-entry transfer of old notes into the exchange agent’s account, and timely receipt by the exchange agent of an agent’s message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent’s message must state that DTC has received an express acknowledgment from the participant tendering old notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against that participant.

        Although delivery of old notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, or a facsimile copy, properly completed and duly executed, with any required signature guarantees, must in any case be delivered to and received by the exchange agent at its address listed under “--Exchange Agent” on or prior to the expiration date.

        If your old notes are held through DTC, you must complete a form called “instructions to registered holder and/or book-entry participant,” which will instruct the DTC participant through whom you hold your notes of your intention to tender your old notes or not tender your old notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of notes until the exchange agent receives a letter of transmittal and a book-entry confirmation from DTC with respect to your notes. A copy of that form is available from the exchange agent.

Guaranteed Delivery Procedures

        If you are a registered holder of old notes and you want to tender your old notes but your old notes are not immediately available, or time will not permit your old notes to reach the exchange agent before the expiration date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if

         (1)     the tender is made through an eligible institution,

        (2)    prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, stating:

·	the name and address of the holder of old notes

·	the amount of old notes tendered

·	the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates of all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, will be deposited by that eligible institution with the exchange agent,

and

        (3)    the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

        You can withdraw your tender of old notes at any time on or prior to the expiration date.

        For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses listed below under “Exchange Agent.” Any notice of withdrawal must specify:

·	the name of the person having tendered the old notes to be withdrawn;

·	the old notes to be withdrawn;

·	the principal amount of the old notes to be withdrawn;

·	if certificates for old notes have been delivered to the exchange agent, the name in which the old notes are registered, if different from that of the withdrawing holder;

·	if certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of those certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible institution; and

·	if old notes have been tendered using the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of that facility.

·	Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer.

        If you have properly withdrawn old notes and wish to re-tender them, you may do so by following one of the procedures described under “Procedures for Tendering Old Notes” above at any time on or prior to the expiration date.

Conditions to the Exchange Offer

        Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time before the acceptance of old notes for exchange or the exchange of the new notes for old notes, that acceptance or issuance would violate applicable law or any interpretation of the staff of the SEC.

        That condition is for our sole benefit and may be asserted by us regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights that we may assert at any time and from time to time.

        In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any old notes, if at that time any stop order shall be threatened or in effect with respect to the exchange offer to which this prospectus relates or the qualification of the indenture under the Trust Indenture Act.

Exchange Agent

        Wachovia Bank, National Association has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

Deliver To:
Wachovia Bank, National Association, Exchange Agent
Wachovia Customer Information Center
Corporate Trust Operations NC1153
1525 West W.T. Harris Boulevard 3C3
Charlotte, North Carolina 28262-1153
Attn: Tiffany Williams

Facsimile Transmissions:
(704) 590-7828

To Confirm by Telephone
or for Information:
(704) 590-7409

        Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Fees and Expenses

        The principal solicitation is being made by mail; however, additional solicitation may be made by electronic mail, telephone or in person by our officers, regular employees and affiliates. We will not pay any additional compensation to any of our officers and employees who engage in soliciting tenders. We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

        The estimated cash expenses to be incurred in connection with the exchange offer, including legal, accounting, SEC filing, printing and exchange agent expenses, will be paid by us and are estimated in the aggregate to be $150,000.

Transfer Taxes

        Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Resale of the New Notes

        Under existing interpretations of the staff of the SEC contained in several no-action letters to third parties, the new notes will in general be freely transferable after the exchange offer without further registration under the Securities Act. The relevant no-action letters include the Exxon Capital Holdings Corporation letter, which was made available by the SEC on May 13, 1988, and the Morgan Stanley & Co. Incorporated letter, made available on June 5, 1991.

        However, any purchaser of old notes who is an “affiliate” of Cintas Corporation or who intends to participate in the exchange offer for the purpose of distributing the new notes

         (1)     will not be able to rely on the interpretation of the staff of the SEC,

        (2)     will not be able to tender its old notes in the exchange offer and

        (3)    must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless that sale or transfer is made using an exemption from those requirements.

        By executing, or otherwise becoming bound by, the Letter of Transmittal each holder of the old notes will represent that:

        (1)     it is not our "affiliate" as such term is defined in Rule 405 promulgated under the Securities Act;

        (2)    any new notes to be received by it were acquired in the ordinary course of its business; and

        (3)    it has no arrangement or understanding with any person to participate, and is not engaged in and does not intend to engage, in the “distribution,” within the meaning of the Securities Act, of the new notes.

In addition, in connection with any resales of new notes, any broker-dealer participating in the exchange offer who acquired notes for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position in the Shearman & Sterling no-action letter, which it made available on July 2, 1993, that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the new notes, other than a resale of an unsold allotment from the original sale of the old notes, with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus as it may be amended or supplemented from time to time, in connection with the resale of new notes.

Consequences of Failing to Exchange Old Notes

        Holders who desire to tender their old notes in exchange for new notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither we nor the exchange agent is under any duty to give notification of defects or irregularities with respect to the tenders of old notes for exchange.

        Old notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the old notes and the existing restrictions on transfer set forth in the legend on the old notes and in the offering memorandum, dated May 22, 2002, relating to the old notes. Except in limited circumstances with respect to the specific types of holders of old notes, we will have no further obligation to provide for the registration under the Securities Act of such old notes. In general, old notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not anticipate that we will take any further action to register the untendered old notes under the Securities Act or under any state securities laws.

        Upon completion of the exchange offer, holders of the old notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances.

        Old notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the old notes and the new notes. Holders of the new notes and any old notes that remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale of new notes received by it in exchange for old notes.

        We will not receive any proceeds from any sale of new notes.

        New notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions

·	in the over-the-counter market;

·	in negotiated transactions;

·	through the writing of options on the new notes; or

·	a combination of those methods of resale

at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices.

         Any resale may be made

·	directly to purchasers; or

·	to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes.

        Any broker-dealer that resells new notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of those new notes may be considered to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of those new notes and any commission or concessions received by any of those persons may be considered to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act.

        For a period of 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests those documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes, including any broker-dealers, against some liabilities, including liabilities under the Securities Act.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
OF THE EXCHANGE OFFER

        This summary is of a general nature and is included herein solely for informational purposes. It is not intended to be, nor should it be construed as being, legal or tax advice. No representation with respect to the consequences to any particular purchaser of the new notes is made. Prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

        The following is a summary of certain material United States federal income tax consequences of the exchange offer to holders of the old notes. The discussion does not consider the aspects of the ownership and disposition of the old notes or the new notes. A discussion of the U.S. federal income tax consequences of holding and disposing of the notes is contained in the offering memorandum with respect to the old notes.

        The following summary deals only with notes held as capital assets by purchasers at the issue price who are United States holders and are not with special classes of holders, such as dealers in securities or currencies, financial institutions, life insurance companies, tax-exempt entities, persons holding notes as part of a hedge, conversion, constructive sale transaction, straddle or other risk reduction strategy, and persons whose functional currency is not the U.S. dollar. Persons considering the purchase of notes should consult their own tax advisors concerning these matters and as to the tax treatment under foreign, state and local tax laws and regulations. We cannot provide any assurance that the Internal Revenue Service will not challenge the conclusions stated below. We have not sought and will not seek a ruling from the IRS on any of the matters discussed below.

        This summary is based upon the Internal Revenue Code of 1986, Treasury Regulations, IRS rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Changes in this area of law may be applied retroactively in a manner that could cause the tax consequences to vary substantially from the consequences described below, possibly adversely affecting a United States holder of senior notes. The authorities on which this discussion is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the exchange of old notes for the new notes may differ from the treatment described below.

        The exchange of old notes for the new notes under the terms of the exchange offer should not constitute a taxable exchange. As a result:

·	a holder should not recognize taxable gain or loss as a result of exchanging old notes for the new notes under the terms of the exchange offer;

·	the holder's holding period of the new notes should include the holding period of the old notes exchanged for the new notes; and

·	a holder’s adjusted tax basis in the new notes should be the same as the adjusted tax basis, immediately before the exchange, of the old notes exchanged for the new notes.

LEGAL MATTERS

        The validity of the notes offered hereby will be passed upon for us by Keating, Muething & Klekamp, P.L.L., Cincinnati, Ohio. Members of that firm responsible for matters related to the offering beneficially own approximately 350,000 shares of the common stock of Cintas Corporation.

EXPERTS

        Cintas’ consolidated financial statements as of May 31, 2002 and 2001 and for each of the three years in the period ended May 31, 2002 incorporated by reference into this registration statement have been audited by Ernst & Young LLP, independent accountants, as stated in their report incorporated herein by reference.

        Omni’s consolidated financial statements as of January 31, 2002 and 2001 and for each of the three years in the period ended January 31, 2002 included in the documents incorporated in this prospectus by reference have been audited by Arthur Andersen LLP, independent accountants, as stated in their report incorporated herein by reference.

        On May 15, 2002, the Arthur Andersen office responsible for auditing the Omni financial statements was acquired by Ernst & Young LLP. As a result, Arthur Andersen cannot reissue a report for purposes of inclusion in this registration statement or a written consent to the inclusion of the Arthur Andersen report in this registration statement. Accordingly, as permitted by rules of the SEC, the Arthur Andersen report incorporated by reference in this registration statement is a copy of the previously issued Arthur Andersen report, and the report will not be reissued by Arthur Andersen. In addition, this registration statement does not include a written consent from Arthur Andersen.

        In light of the circumstances described above and the publicly reported criminal and other proceedings against Arthur Andersen, relief that may be available to investors under the federal securities laws against accounting firms may not be available against Arthur Andersen.